7/16

02042653

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME African Gem Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34638   FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 7/16/02



AFGEM

annual report 2002



contents

vision

AFGEM aims to be one of the world's leading coloured gemstone companies, vertically integrated through exploration, mining, benefication and marketing of high value coloured gemstones found within sub-Saharan Africa.



financial highlights

	2002 R	2001 R	2000 R
Revenue	**41 305 443**	*41 139 920*	*8 525 852*
Gross profit	**15 791 275**	*34 204 442*	*4 176 025*
Operating income/(loss)	**11 880 241**	*23 177 245*	*(8 827)*
Income attributable to ordinary shareholders	**14 964 704**	*20 965 437*	*1 033 706*
Earnings/Headline earnings per share (cents)	**11.56**	*17.65*	*1.47*
Net asset value per share (cents)	**115.07**	*112.62*	*32.72*
Total assets	**187 238 132**	*154 333 488*	*43 939 160*
Number of shares			
– Issued	**129 519 182**	*129 321 682*	*105 417 682*
– Weighted average	**129 427 414**	*118 777 726*	*70 473 827*

performance review

Profitability and asset management			
Gross margin (%)	**38.23**	*83.14*	*48.98*
Profit margin (%)	**36.23**	*50.96*	*12.12*
Net asset turn (times)	**0.29**	*0.50*	*0.32*
Return on net assets (%)	**13.23**	*36.84*	*6.20*
Return on total assets (%)	**11.07**	*30.34*	*3.69*
Return on ordinary shareholders' funds (%)	**10.59**	*26.74*	*4.48*
Liquidity and leverage			
Total liabilities to total shareholders' funds (%)	**23.29**	*19.36*	*76.55*
Current ratio (times)	**9.05**	*9.10*	*2.45*
Effective rate of taxation (%)	**31**	*30*	*26*

chief executive's review



Dear shareholder

Last year, I discussed how we had transformed ourselves from a small coloured gemstone wholesaler to a listed company, on the verge of mining and marketing a rare precious gemstone called tanzanite. I also explained the frustrations we had faced during our first year and our achievements in spite of them.

I recount our second year with mixed sentiment.

The frustrations and hurdles we faced escalated. After a seven month court battle brought against us by groups purporting to represent small scale miners in the area, our mine development was substantially behind schedule. Delayed mine development resulted in an inadequate supply of tanzanite, which meant that we could not penetrate international markets with much vigour or volume.

In Tanzania, we faced biased reporting on the outlandish accusations waged against us in the lawsuit and we found ourselves constantly defending our reputation, our branding strategy, our licence borders and our mineral resource. This, compounded by a global economic decline and the effects of September 11, made the past year a challenging one.

That said, every battle that we have fought, we have won.

We won the court case in its entirety, with costs. We developed relations with the key media in Tanzania and have improved our public image. We were also part of a delegation in the United States that responded to negative press by developing an ethical charter for tanzanite, banding stakeholders and government together in a determined drive to regulate the industry. The Tanzanian Ministry of Energy and Minerals has endorsed our borders and our mining licence. Our branding strategy is now better understood, and, over the course of the year, our investment in the tanzanite industry has received continued support from the Tanzanian government.

This annual report will give you a synopsis of where we have come from, where we are now and most importantly, where we intend to be. One thing that will become apparent is the tenacity and passion of the team with which I have had the privilege to work. I would like to express my sincere gratitude to them for their endless determination and resolve in the face of these challenges, for their guts and drive, their dedication and their passion for this business.



The heinous terrorist attacks on the United States last year depressed an already stagnant market. Demand for luxury goods waned and there was downward pressure on tanzanite prices. This was compounded by unsubstantiated accusations in an American publication that tanzanite was in some way linked to terrorism.

In response to this, a Tanzanite Summit was organised in Tucson, Arizona in February this year. The American Gem Trade Association (AGTA), Jewelers' Vigilance Committee (JVC), Jewelers of America (JA) and the International Colored Gemstone Association (ICA) were joined by senior representatives of the US and Tanzanian governments, as well as Tanzanian trade organisations. Ami Mpungwe, our wise and loyal chairman of our Tanzanian operation, and I joined the Tanzanian delegation.

A representative of the US Department of State vindicated the accusations, giving the industry, particularly retailers, the assurance that they needed. A key purpose of the Summit was to develop a protocol that would protect the legitimacy of tanzanite's route to market. The Tucson Tanzanite Protocol did just that, and it has been embraced by the Tanzanian government and all legitimate members of the industry.

With the delay in our mine development, we supplemented production with outside buying. With a healthy cash balance and considering the depressed price of tanzanite, we invested approximately US$ 2 million in purchases. This strategic decision has proved to be a good one, since tanzanite prices regained their buoyancy in the first quarter of 2002.

In my review to you last year, I said that we wanted to increase our tanzanite market share to 10%. We haven't done that. Our sales have been adequate under the circumstances, but they haven't achieved the volumes we would have expected had our mine been in production and had the markets been stronger. Despite having to buy in rough tanzanite to supplement our development production from the mine, our margins have remained reasonably healthy.

Last year, we explained that our gross profit margins were unrealistically high, because we were beneficiating and selling tanzanite from our bulk sample, which had a low attributable mine cost. Furthermore, a substantial portion of mine expenditure was capitalised. The margins you see now are more realistic, as they represent a mix between rough tanzanite that we have bought and that which we have obtained through development production. As our production profile steepens, we expect the gross profit margin to improve modestly.

chief executive's review

Our local sales of tanzanite have been good and we still see room for growth. Realistically, the drive for international sales (and the parallel rolling out of our brand, Tanzanite Foundation, to international markets) will begin once the mine has initiated commercial production.

As I write this review, mine development is on track and under budget, and the mine will be officially opened in the third calendar quarter of 2002. A positive outcome of the delays we have experienced is that we have gained a better understanding of the tanzanite ore body. Initially proven to a depth of 150m, a secondary drilling programme completed last year conclusively proved a depth extent of 280m, with results intimating that the ore body extends to a depth of at least 400m. This potentially doubles our reserves – an exciting prospect for the long-term future.

We see great opportunity ahead. The tanzanite business offers both market growth potential and industry consolidation prospects and we would like to expand our ambitions within the tanzanite business. We are currently weighing up the pros and cons of a secondary listing on the Dar es Salaam Stock Exchange, which may be coupled with an expansion of our shareholder base and a simplification of our structure.





We remain open to gemstone opportunities other than tanzanite and have had a preliminary look at a few over the past year. Once we have bedded down our tanzanite project, we will take a closer look at these. While we have enough cash to complete mine development and operate in accordance with our current objectives, should we look to pursue a more ambitious tanzanite business strategy or invest in other gemstone opportunities, we may require more funding. Right now, our cash balance is healthy and our resources are focused on the tanzanite project.

We have consolidated our corporate structure and have welcomed new talent and experience to our board. Ian Harebottle has joined us as operations director and Mark Summers as financial director. Last year, Ami Mpungwe joined our main board as a non-executive director. This year, we appointed Joanne Coetzee (Industrial Development Corporation of South Africa Limited) as a non-executive director. I am excited to have such an experienced and committed board to guide our company's objectives, and I hope to add more talent to it in the coming year.

Our business continues to undergo a metamorphosis. We find and foster new talent, face (and conquer) new challenges and refine our vision and focus. We have the human and capital resources to build a serious business and to create wealth for our shareholders. We are now battle proven and have the necessary experience to succeed in this difficult industry – an industry as rich with challenges as it is with opportunities. We will remain flexible and dynamic, and adapt to our ever-evolving operating environment. The last year has represented an initiation into the realities and complexities of our business. At every junction, we have faced a hurdle, but beyond every hurdle, we have found inspiration and opportunity. We intend to continue. We intend to succeed.

I look forward to writing this review this time next year. I look forward to reporting that our mine development is complete, production targets are being met and that we are steadily and successfully penetrating international markets. In the interim, I thank you for your patience, your interest and your enthusiasm for our business. As always, we invite you to remain in touch with us, ask us questions, visit us and meet our team. I think you will be suitably inspired.

Thank you.

Mike Nunn



introduction

Tanzanite is a gemstone variety of the mineral zoisite. Tanzanite discovered in 1967 in the foothills of Mount Kilimanjaro, Tanzania – the s that remains the only known source of the violet-blue gemstone. As such, tanzanite is exceptionally rare and is estimated to be at least a thousand times rarer than diamonds.

"I invite you to Tanzania. Let us forge a profitable and smart partnership – we, in Tanzania with our mineral resources and you (in South Africa), with your capital, technology, know-how and managerial skills."

HE Benjamin William Mkapa, President of the United Republic of Tanzania November 2001.

Tanzania's rich mineral wealth, its low political risk profile and its investor-friendly policies have encouraged large-scale investment from global mining companies. The Mineral Policy of Tanzania (1997) encourages private sector development and regards government's role as one of regulator, promoter and facilitator.

Investments in Tanzania are guaranteed against nationalisation and expropriation. Tanzania is a signatory of several multilateral and bilateral agreements on protection and promotion of foreign investment. Among other international agreements and memberships, Tanzania is a member of the Multilateral Investment Guarantee Agency ('MIGA') and the International Centre for Settlement of Investment Disputes.

AFGEM tendered the successful bid for Special Mining Licence 08/92 in 1999 and completed a bankable feasibility study of the project, including an Environmental Impact Assessment in 2000. Mine development commenced in 2001 and completion of development is scheduled for the third calendar quarter of 2002. The mining licence is valid for 12 years from its date of re-issue to AFGEM and is automatically renewable for a further 25 years thereafter. The estimated life of mine is currently 20 years.

geology and exploration

The tanzanite mineralisation is located on the northwestern limb of the Lelatema anticline: a northerly plunging regional scale fold structure developed in pan-African basement rocks. Similar to most coloured gemstone occurrences in East Africa, the tanzanite deposit is hosted in high grade metamorphic graphitic gneisses, dolomitic marbles and garnet-sillimanite schists of the Mozambique belt.

The initial bulk sampling and feasibility study of the Merelani tanzanite project was completed in June 2000 and provided a calculated indicated resource of 50 million carats of gem quality tanzanite. *(Table 1)*

Table 1: Indicated resource ***(primary drilling programme)***

Volume	844 710	m^3
Tonnes	2 238 470	tonnes
Grade	22	carats/tonne
Contained tanzanite	50 405 000	carats

Further exploration conducted during the period under review revealed substantial potential beyond the initial calculations. *(Table 2)*

Table 2: Indicated resource ***(secondary drilling programme) (unaudited)***

Volume	1 744 600	m^3
Tonnes	4 652 340	tonnes
Grade	22	carats/tonne
Contained tanzanite	102 351 000	carats

New indicated resource data were obtained from a secondary drilling programme that determined a greater depth extent of the mineralised zone than that established by the initial feasibility study. While data from the primary drilling programme confirmed a depth extent of at least 150m, preliminary data from the secondary drilling programme indicate that the ore body extends to a depth of at least 280m.

The resource has been classified as "indicated", in accordance with the guidelines in the SAMREC code. The indicated resource from the secondary drilling programme is based on the fact that a second high-grade zone is present (mappable in the bulk sample decline shaft ("JW Shaft") and in Bravo Shaft), providing an overall grade of 22 carats per tonne, similar to the grade used for reserve calculations of the primary drilling programme.



Tanzanite is found in quartz and quartz-carbonate pockets, hosted by "chocolate-tablet" boudin structures that are parallel to the bedding. Isoclinal folding led to the duplication of the boudins in the ore horizon, also resulting in considerably enriched grades of tanzanite in the isoclinal fold hinges.

The tanzanite mineralisation of AFGEM's mining licence area is divided into two units: the Lower Horizon and the Upper Horizon. The geology of the Lower Horizon is now well understood. Evaluation of the potential of the Upper Horizon involved sinking an incline shaft on true dip (41°) and investigating potential high-grade zones. Findings indicate that the geology of the Upper Horizon is similar to that of the Lower Horizon, but due to additional bedding parallel shear through the boudins, further exploration is required to complete the evaluation. Resources within the Upper Horizon were thus not included in the calculation of the indicated resource figures. *(Table 2)*

The improved understanding of the local geology has shaped the current mine plan and has mapped a number of exploration raises and winzes from the existing JW Shaft. During the period under review, these exploration drives have intercepted additional high-grade zones as indicated in *Table 3*.

Table 3: Interception of additional high-grade zones

Volume	1 032	m^3
Tonnes	2 735	tonnes
Grade	167	carats/tonne
Contained tanzanite	456 303	carats

Underground diamond drilling to identify additional high-grade zones that may have been offset from proven ones, due to faulting or folding, is ongoing.

During the initial feasibility study stage, AFGEM commissioned a satellite mapping survey of the Lelatema anticline, which identified possible tanzanite-bearing targets. Prospecting licences for these target areas were recently issued to AFGEM.

Definition: ***Indicated resource*** – portion of tanzanite resource for which tonnage, densities, shape, physical characteristics, grade and average tanzanite value can be estimated with a reasonable level of confidence; based on exploration, sampling and testing information gathered through appropriate geological techniques.

mining

AFGEM's approach to mining embodies:

R *isk aversion*

E *conomic sense*

E *fficiency*

F *lexibility*

S *implicity*

Based on the results of further underground exploration, a secondary drilling programme and consequently, a better understanding of the ore body, a revised mine plan for the tanzanite project was finalised in November 2001. Implementation started immediately after that and the mining team will continue to work double shifts in a determined effort to prepare for the initiation of commercial production in the third calendar quarter of 2002.


Lake Victoria
Mwanza
Arusha
Moshi
KIA
Lake Tanganyika
Dodoma
Dar es Salaam
Tanzania
N
Lake Malawi
Moshi
Arusha
International Airport
(14km from mine)
Sanya Plains
Plant
Merelani village
Block D
Block C
Merelani
tanzanite mine
Block B
Block A

Figure 1. Location of mining licence area

Revised mine development plan

Three primary shafts are being developed. In order to ensure that high-grade fold structures are intercepted and identified during development, the primary shafts are being developed at the true dip angle of the tanzanite ore body (41°). The central shaft, named 'Main', will be developed to 400m in length. This translates to an approximate vertical depth of 275m. The peripheral shafts – 'Bravo', positioned 150m in from the southern boundary of the licence area, and 'Delta', positioned 100m in from the northern boundary of the licence area – will both be developed to a length of 300m on true dip. This translates into an approximate vertical depth of 200m.


Block B
Bravo
JW
Main
Delta
16°
41°
Block C
Block D
N

Figure 2. Cross section of ore body and mine plan

Table 4: Shaft development as at 31 March 2002

Shaft	Advance (m)	Equipped to (m)	Operational by
Bravo	170	150	June 2002
Delta	100	40	July 2002
Main	60	0	August 2002

The shafts will be used for the haulage of ore and as access ways for mine personnel and equipment. The shafts are being equipped with 20 pound, 600 gauge rails with 500cm sleeper centres and five tonne winder systems, operating ore skips with 'camel back' discharge into surface storage bins.

Underground stations will be cut and developed at the intersections of each fold structure, where production drives will be developed on a 16° plunge along strike. Between four and six production drives will be simultaneously developed off Main Shaft and between two and three off Bravo and Delta Shafts respectively. Ore will be transported from the production faces to the haulage stations using a monorope system. The underground storage bins will discharge directly into the skips.

It is anticipated that ore extraction will reach a rate of 200 tonnes per single shift within approximately six months of completion of the haulage infrastructures. The extension of the shafts to the projected depths will continue on a double shift basis, until such time that the desired number of



high-grade zones have been identified. After that, shaft sinking and production will take place simultaneously, on a single shift basis.

The initial feasibility study predicted an achievable grade of 22 carats per tonne of gem quality tanzanite (about 4 grammes per tonne). Results from ongoing exploration suggest that the grade will be higher than these original projections. It must be noted, however, that grades are as yet uncertain and that they are dependant on a number of variables, including the nature of the ore body.

During the period under review, the processing plant was tested at a capacity of 200 tonnes of throughput per single shift. The plant coped adequately, consistently achieving 99% tanzanite recovery.

Limited tanzanite production from exploration and development has been continuous. During the period under review, 10 700 tonnes of ore were processed and a grade of approximately 60 carats per tonne (12 grammes per tonne) of gem quality tanzanite was achieved. This includes production from the JW Shaft – a producing shaft which has been designed to intercept with Main Shaft at approximately 200m on plunge, whereafter it will support ventilation. Since ore processed includes exploration and development work, this grade is not necessarily illustrative of that expected once commercial production commences.

Development costs

Development costs are currently below the original mine development plan budgets. Further costs to completion of mine development are expected to amount to approximately US$ 1 million.

Operating costs

Operating cash costs (inclusive of related off-mine costs) after completion of development, are expected to amount to approximately US$ 300 000 per month (single shift).

Safety statistics

AFGEM is pleased to note that exploration and mine development work to date have resulted in 1.6 million reportable injury-free man hours, with no time lost as a result of accident or injury.

environmental management



A prerequisite to AFGEM conducting mining operations in Tanzania was the completion of a full Environmental Impact Assessment ("EIA"). JSB-Envidep Environmental Consultants completed the EIA in 1999 and submitted an Environmental Management Plan ("EMP") detailing the proposed mitigation of environmental hazards.

The assessment of AFGEM's tanzanite project led to the conclusion that the project "will have an overall positive impact" on the environment and on the socio-economic status of the communities in the area.

Table 5: Summary of EMP progress as at 31 March 2002

Item	Process	% complete
Mitigation of acid mine drainage	Appropriate design of waste rock and tailings disposal systems	100%
Water	Recycling process water, monitoring borehole capacity and maintaining water supply to communities	100%
Annual water analysis	Testing all water quality	100%
Pollution prevention	Preventing pollution by hydrocarbons from oil and fuel	90%
Old mine workings	Rendering old mine workings safe	50%
Tailings dam	Rendering tailings dam safe	75%
Revegetation with indigenous species	Planting of local growing Acacias	25%

AFGEM is committed to repairing past environmental damage and to ensuring that all aspects of new installations comply with a strict code of environmental ethics.

beneficiation



Premium quality cut tanzanite is accurately proportioned, with an ideal balance between maximum brilliance or 'fire' and dispersion of light. The facets are perfectly symmetrical and flawlessly finished at their fusion points.

Central to AFGEM's marketing strategy is the promise of premium quality tanzanite. A core aspect of that proposition is the quality of the cut. AFGEM's beneficiation facilities cut premium quality tanzanite (about 10% of production by volume), with lower grades being sold in their rough form.

For AFGEM, 'beneficiation' means the total process of adding value. As such, it includes preforming, cutting, polishing, laser-inscribing, packaging and certifying. At present, AFGEM's South African lapidary is fully operational. A lapidary has been established and equipped in Tanzania, with a view to possibly expanding the facility under the proposed Export Processing Zone (EPZ) programme.

The Tanzanian Investment Centre was established to coordinate, encourage, promote and facilitate investment in Tanzania. The Centre is currently drafting an Export Processing Zones Act, which will offer tax breaks and incentives to investors that undertake 'value adding' initiatives, such as establishing a Lapidary, in Tanzania.

Key Performance Indicators in AFGEM's lapidaries are:

- Quality *(flawlessness of cut and polish)*
- Quantity *(number of carats)*
- Yield *(% recovery between rough and cut tanzanite)*

marketing and sales

Tanzanite's unique selling propositions are:

- Rarity
- Beauty
- Heritage
- Contemporary appeal



TANZANITE
FOUNDATION

Marketing

AFGEM has embraced the concept of branding as the nucleus of its marketing campaign. **Tanzanite Foundation**, AFGEM's brand for premium quality cut and polished tanzanite, offers the consumer a unique 'tanzanite experience' that continues long after the actual purchase. The brand is supported by a print and tactical advertising campaign (as yet only launched in South Africa and in in-flight magazines), direct marketing, in-store merchandising, an interactive website and comprehensive training of sales staff in retail jewellery stores.

Tanzanite Foundation is the guardian and champion of the tanzanite industry. Tanzanite Foundation tanzanite is a luxury goods item with a social conscience; a Gucci juxtaposed with National Geographic.

Tanzanite Foundation assures consumers of the authenticity of their tanzanite and the quality of its cut. Furthermore, a Declaration of Practice assures consumers that their tanzanite was ethically and safely mined, that its route to market was transparent, that the environment was protected and that a portion of the profits from the sale of the stone is being channelled into community development projects in the villages around AFGEM's tanzanite mine.

The **Tanzanite Foundation** brand logo and a unique number are microscopically inscribed onto the table of each stone. This inscription is visible through a specially designed viewer, which can only be found at preferred jewellers that stock **Tanzanite Foundation** tanzanite. Owners can access their stone's details and history by entering their personal stone number at www.tanzanitefoundation.com.

Tanzanite Foundation tanzanite is a rare and exquisite talisman for cosmopolitan women of the world. Tanzanite Foundation's brand personality reflects the character of its typical owners: unique women who revel in their distinctive looks, natures and life choices.

The **Tanzanite Foundation** brand was enthusiastically received by the South African retail jewellery trade at the Jewellex Trade Fair in August 2001 and by the Italian jewellery trade at the Vicenza Oro Trade Fair in January 2002.

A second tier brand, Tanzanite Marketing Council ("TMC"), services the broader market through a certification and marketing process.

marketing and sales

Marketing objectives for the next year are:

- To increase consumer awareness and aspiration for tanzanite in local and overseas markets through advertising, public relations, promotions and supporting the 'tanzanite experience' with elements of the brand.
- To encourage repeat purchasing through loyalty programmes.
- To maintain a strong presence in the industry through presentations at international gem and jewellery trade fairs.
- To inform and educate the industry through jewellery store sales staff seminars.
- To introduce the Tanzanite Foundation into Europe, the United States and Asia, as the premier brand for cut and polished tanzanite.

The Tucson Tanzanite Protocol

The AGTA GemFair in Tucson, Arizona was the site for the Tucson Tanzanite Summit: an unprecedented gathering of the tanzanite industry's key stakeholders in February 2002. The purpose of the Summit was to develop a protocol that would protect the legitimacy of tanzanite's route to market by strengthening controls in Tanzania to the point of first export and developing a system of downstream warranties for those involved in the beneficiation, buying, selling and setting of tanzanite.

The resultant Tucson Tanzanite Protocol was the product of a co-operative effort by the Government of Tanzania and all of the major industry stakeholders, including miners, dealers, manufacturers, suppliers and retail jewellers. AFGEM joined the Tanzanian delegation in Tucson and gave its full support to the sentiments of the Protocol. The Protocol, which was endorsed by the US Department of State, is a significant milestone in tanzanite's history and represents both the industry and government's commitment to regulating and bolstering the trade.

Local sales – polished

While South Africa will ultimately represent a small percentage of AFGEM's total worldwide sales of tanzanite, local sales for the period under review have been noteworthy. The weakened rand and the relative strength of foreign currencies have boded well for tourism and it is estimated that approximately 75% of tanzanite sales in South Africa are made to foreign tourists.

"Tanzanite is a vibrant stone. People fall in love with its unique colour and intensity. My customers find it intriguing and it just keeps growing in popularity",
Yair Shimansky, Shimansky Jewellers
(Preferred **Tanzanite Foundation** *Jeweller)*



During the period under review, increased tourism, particularly to Cape Town, where AFGEM supplies the majority of premier jewellery stores, saw local tanzanite sales increase to US$ 1.6 million.

"Tanzanite is by far our most popular coloured stone. Everybody's talking about it."
Richard Greig, Charles Greig Jewellers
(Preferred **Tanzanite Foundation** *Jeweller)*



Export sales – polished

The economic decline in the United States and the September 11 tragedies depressed the world market for luxury goods during the period under review. Consequently, there was downward pressure on tanzanite prices, particularly for lower quality material, with the United States, tanzanite's major market, and Japan, being most affected.

Owing to the delay in the initiation of commercial production at the mine and the resultant limitations on AFGEM's ability to furnish the demand of international markets in viable volumes, a strategic decision was taken with regard to the supply of tanzanite to international dealers and retailers. AFGEM prioritised its supply of cut and polished tanzanite to its local market, South Africa, and also to Europe.

During the year ahead, AFGEM will develop its export market by selling premium quality cut and polished branded tanzanite through representatives in Europe and the Far East and through select outlets in the United States.

Export sales – rough

Tanzanite that does not meet the requirements of AFGEM's **Tanzanite Foundation** brand and that may not be economically viable for AFGEM to cut and polish, is sold in its rough form. Sales of rough tanzanite during the period under review represented 48% of total tanzanite sales by value.

Future rough sales are expected to represent as much as 90% of production by volume. AFGEM has established strong working relationships with qualified customers for rough tanzanite. Prices achieved for rough tanzanite have increased by approximately 30% during the first calendar quarter of 2002 and the outlook for demand is reasonable.

Trading

During the last calendar quarter of 2001, AFGEM leveraged off the decreased prices for tanzanite and invested approximately US$ 2 million in acquiring stock from qualified suppliers at very favourable prices. The continuation of this strategy will depend on price and demand factors and the margins attained from these operations.

corporate responsibility

AFGEM values the health, safety, development and job satisfaction of all of its employees. Beyond this internal focus, the company is committed to making a meaningful and sustainable difference to the quality of life of the communities in which it conducts mining and beneficiation operations.



HIV/AIDS

AFGEM has conducted an HIV/AIDS risk assessment on both its South African and its Tanzanian operations. The company's HIV/AIDS policy is based on supporting its employees and managing economic risk. The policy involves facilitation of support for infected employees and a staunch drive against future infection. This includes a community-based peer education programme, which AFGEM will extend to schools, churches and villages in the Merelani tanzanite mining area.

Community development

A Community Development Fund is co-ordinated by a committee comprising community leaders and members of management. In line with a directive issued by the Tanzanian Ministry of Energy and Minerals, all community development projects are co-ordinated at district council level.

Table 5: Summary of community development to date

Project	*Details*	*Status as at 31 March 2002*
Nasinyai Village Church	Construction	Complete
Road between Kilimanjaro International Airport and mining area	Reconstruction and rehabilitation	Complete
	Maintenance	Ongoing
Nasinyai Medical Clinic	Electrification	Complete
Water Project	Feed pipes to local villages	Complete
	Construction of cattle troughs and dams providing water for up to 3 000 cattle daily	Complete
Borehole Project	US$ 5 000 donation for World Vision Borehole Project in region	Complete
Electricity	Powerline for potential use by small miners adjacent to AFGEM's licence area	Complete
Nasinyai Primary School	Architectural plans	Complete
	Construction	TBC in 2003 financial year

human resources

AFGEM values:

excellence	*by driving performance through Excellence Programmes.*
shared accountability	*by incentivising staff through employee-ownership and at-risk, performance-based remuneration.*
initiative and creative intellect	*by creating an environment that encourages and rewards ideas, inventiveness and industriousness.*
energy and commitment	*by prizing passion, dedication and tenacity.*

Milestones

- All key positions filled in South Africa and Tanzania.
- Remuneration Committee established at board level in accordance with the recommendations of King Code II.
- Excellence Programmes implemented for objectives-deliverables analysis, career growth and development.
- Employment Equity Report and Skills Development Plan submitted to South African Department of Labour.
- Lapidary Training Programme initiated in compliance with Skills and Education Training Authority ("SETA") and Skills Development Act of 1998.
- Tanzanian contracts of employment and related policies accepted and authorised by Tanzanian Labour Office.
- Beneficiation Skills Development Programme initiated in Tanzania.



Driving diversity

AFGEM is committed to achieving a culturally diverse working environment that reflects the demographic character of the countries in which it operates. All company policies and procedures have been audited by external professionals and are compliant with South African and Tanzanian labour legislation.

In South Africa, an Employment Equity Committee has been nominated to ensure compliance with the Employment Equity Act. This Committee has been actively involved in advising on employee-related decisions. Furthermore, a five year comprehensive Employment Equity Plan has been drafted and the Annual Employment Equity Report has been submitted to the South African Department of Labour.

AFGEM's Tanzanian operation is steered by a predominantly Tanzanian board of directors. The workforce is 95% Tanzanian, with Tanzanians occupying key supervisory positions.

Human capital development

AFGEM is committed to creating a culture of continuous learning and has undertaken the following initiatives in order to drive this objective:

- The South African **Lapidary Training Programme** aims to provide AFGEM's beneficiation team with a formal qualification and certification for their unique skills. The programme is being co-ordinated in compliance with SETA and the Skills Development Act of 1998.
- A **Beneficiation Skills Development Programme** has been initiated in Tanzania and, during the period under review, several employees have been trained in specialised beneficiation skills.
- AFGEM is committed to recognising talent, identifying aptitude gaps and maximising the potential of its team. A **Study Assistance Programme** has been implemented to develop employees in their specific field of operation.
- **Excellence Programmes** have been initiated in South Africa and in Tanzania to encourage goal setting, performance management, motivation and recognition of excellence.
- **Apprenticeship Programmes** in Tanzania have developed the skills base in mining (drilling and blasting), boiler-making, carpentry and civil engineering.

AFGEM in South Africa



Left to right:
Joanne Coetzee, Mark Summers, Ami Mpungwe, Chris Boulle, Mike Nunn, Andre Bekker, Ian Harebottle.

Board of directors – African Gem Resources Limited

Chairman and CEO
Mike Nunn (42)

Operations director
Ian Harebottle (39) Optom (SA), FOASA, GDM (UK)

Financial director
Mark Summers (32) B.Com (Hons) (Rek), CA (SA), ACMA

Non-executive director
Ami Mpungwe (51) BA (Hons) (Int. Relations & Political Sci.), Dip. Int. Law

Non-executive director
Andre Bekker (42) B.Sc (Hons) (Geology), MDP

Non-executive director
Joanne Coetzee (31) B.Com (Hons) (Tax), CA (SA)

Non-executive director
Chris Boulle (30) B.Com, LLB, LLM

Management team

Joanne Herbstein	*Corporate affairs and investor relations manager*
Vicky Kaefer	*Financial manager*
Lukas Richter	*Systems and security manager*
Rudi Oberholzer	*Logistics manager*
Justin O'Brien	*Lapidary manager*

Sales and marketing team

Marilyn Chaimowitz	*Managing director*
Candice Nunn	*Export sales director*
Rob Burton	*Sales manager*
Julie Clarkson	*Marketing manager*



Left to right:
Candice Nunn, Joanne Herbstein, Rob Burton, Marilyn Chaimowitz, Julie Clarkson.

AFGEM in Tanzania



Left to right:
Ian Harebottle, Joe Kimble, Lau Masha, Ami Mpungwe, Sadock Magai.

Board of directors – Merelani Mining Limited

Non-executive chairman
Ami Mpungwe (51) BA (Hons) (Int. Relations & Political Sci.), Dip. Int. Law
Managing director
Ian Harebottle (39) Optom (SA), FOASA, GDM (UK)
General manager
Joe Kimble (41) B.Eng (Mining), ACSM (UK)
Director
Mike Nunn (42)
Non-executive director and company secretary
Lau Masha (32) LL.M (Hons)
Non-executive director
Sadock Magai (39) LL.B (Hons), PD Finance

Management team

Joe Kimble	*General manager*
Ivan Zelubowksi	*Mining manager*
Wessel Marais	*Logistics and human resources manager*
Glen Shaw	*Plant and processing manager*
Ted Blacquiere	*Safety and security manager*
Adrian Banks	*Trading manager*
Faustus Rutahindurwa	*Exploration geology*
Andrew Cunningham	*Mining geology*
Ernest Mtwale	*Construction and civils*
Piet Mouton	*Engineering and electricals*



Left to right:
Glen Shaw, Ivan Zelubowski, Andrew Cunningham, Faustus Rutahindurwa, Ernest Mtwale, Adrian Banks.

corporate governance

AFGEM is committed to the principles of fairness, accountability, transparency and integrity as recommended in the King Report on Corporate Governance for South Africa 2002. The board of directors, as the nucleus of the corporate governance system, has established mechanisms and policies to ensure compliance with the King Report's Code of Corporate Practices and Conduct.

These mechanisms and policies are summarised below, and include, inter alia, the following:

Board of directors

AFGEM's board comprises three executive and four non-executive directors. The directors bring to the board a substantial breadth of commercial, mining, geological, legal and financial expertise, and experience. The board retains full and effective control over the company and monitors management in its implementation of the board's plans and strategies.

The board convenes monthly, or more frequently as circumstances require, to make strategic decisions, review the operations and financial performance of the business, consider any major capital expenditure and review any matters that may have a material effect on African Gem Resources Limited ("the company") and/or any of its subsidiaries (collectively referred to as "the group").

Currently, MJ Nunn performs the combined role of executive chairman and chief executive officer. AFGEM has identified the need for a non-executive chairman and hopes to make an appointment during the coming year.

In terms of the company's Articles of Association, one third of the directors retire at the Annual General Meeting of the company but, being eligible, offer themselves for re-election.

The board has established board committees which operate in accordance with written terms of reference.

These are:

1. Audit Committee

The Audit Committee maintains the quality, integrity and reliability of the group's compliance, external and internal audit processes, accounting and control systems. The Audit Committee operates in accordance with written terms of reference confirmed by the board.

The Committee comprises solely non-executive directors, namely J Coetzee and CH Boulle. Quarterly Audit Committee meetings are attended by the external auditors, the group financial director and other board members and members of management, as and when appropriate.

2. Remuneration Committee

The Remuneration Committee makes recommendations to the board within agreed terms of reference on the company's framework and basis for executive remuneration. Furthermore, the Remuneration Committee determines specific remuneration packages and performance-related elements (such as bonuses, commissions and share options) for each of the executive directors.

The Remuneration Committee consists solely of non-executive directors and is chaired by CH Boulle and assisted by A Bekker.

3. Risk Committee

The Risk Committee has been established to evaluate the existing and potential risks in AFGEM's operating environment, and to propose and monitor the implementation of strategies and control systems to manage such risks effectively.

The Risk Committee comprises one executive and one non-executive director, namely MR Summers and A Bekker. A Bekker chairs the Risk Committee.

A Nominations Committee will be established in the next year. This Committee will be responsible for succession planning and for making recommendations regarding new board appointments.

The 2001 calendar year will forever be remembered for the events of September 11. The impact of these terror attacks on world markets and the extreme volatility in financial markets made trading conditions difficult for the group. This was compounded by a prolonged legal battle in Tanzania which has delayed the onset of commercial production. Despite this, the group achieved satisfactory results. After successfully resolving the legal dispute in Tanzania and finalising the mine plan, the group will focus on achieving its strategic and business objectives.

Change in year-end

The company changed its year-end from 28 February to 31 March to coincide with calender quarters. This report relates to the thirteen month period to 31 March 2002. The comparatives reflect the 12 month period to 28 February 2001.

General review of group operations

The group comprises:

- a 75% interest in Merelani Mining Limited, a Tanzanian mining company which owns the Merelani tanzanite mine;
- a 100% interest in AFGEM SA (Proprietary) Limited (previously African Gem Marketing (Proprietary) Limited), a South African coloured gemstone marketing company consisting of three divisions: Africa division, Overseas division and Lapidary division; and
- a 100% interest in AFGEM International Limited, a British Virgin Island company and the group's international marketing company.

Group revenue from operations was R41 305 443 compared to R41 139 920 during the previous year. Group operating income decreased to R11 880 241 (2001: R23 177 245) and earnings attributable to ordinary shareholders decreased to R14 964 704 (2001: R20 965 437).

Profit attributable to ordinary shareholders includes a net unrealised foreign exchange gain of R37 768 641 (2001: R5 922 873) arising from the translation of the holding company's loan to Merelani Mining Limited from US dollars to South African rand, and a net unrealised foreign exchange loss of R21 202 107 (2001: R6 582 874) arising from the translation of the group's assets and liabilities in its foreign subsidiaries from US dollars to South African rand.

Merelani Mining Limited ("MML")

Revenue at MML increased to R30 990 819 from R10 234 600 in 2001 due to rough tanzanite sales. Gross profit marginally increased to R7 380 742 from R7 152 124 in the previous period.

MML achieved a profit of US$ 157 263 after tax. After accounting for the company as an integrated foreign subsidiary and the resulting translation loss of R21 337 443 (2001: R6 620 485), an after tax loss of R13 928 181 was reported.

Included in the results of MML is depreciation of R6 008 811 (2001: R1 624 973).

The mine is still currently in a pre-production phase and will achieve full commercial production in the third calendar quarter of 2002.

AFGEM SA (Proprietary) Limited ("AFGEM SA")

While the Africa division of AFGEM SA performed well, overseas sales suffered from difficult trading conditions. Revenue from operations was R26 337 718, compared to revenue in 2001 of R39 015 488. The revenue of R26 337 718 resulted almost entirely from local sales. Lower than anticipated export sales by the Overseas division resulted in a profit from operations of R1 204 271. The profit after taxation of the company was R2 199 255, compared to a profit after tax of R13 658 267 in 2001. Gross profit margins were a robust 43%; a more realistic figure than the 68% achieved in the previous reporting period.

Included in the results is an unrealised profit on foreign exchange of R4 443 278, depreciation of R1 507 232 and management fees paid to the holding company of R2 372 500.

AFGEM International Limited

The profit from operations was R305 986, compared to a loss from operations in 2001 of R33 160. Profit before tax increased to R305 986 from R24 472 in the previous financial period. After providing for 30% taxation, the profit after taxation was R214 190 (2001: R24 472 – no taxation was provided).

Accounting for the company as an integrated foreign subsidiary resulted in an unrealised translation profit of R135 336 (2001: R37 611).

Taxation

The effective tax rate for the group is 31% (2001: 30%).

Earnings

The group achieved satisfactory revenue of R41 305 443. Gross profit margins remained healthy at 38% and a net profit margin of 36% was achieved. The decrease in the gross margin from the previous year's 83% was as a result of the capitalisation of a large proportion of the expenditure at MML and the sale of the bulk sample material in 2001. During the 2002 financial year, a smaller portion of expenditure was capitalised and amortisation charged, resulting in a higher cost of sales. In the long-term, net margins are expected to level out below those achieved this year once MML achieves full commercial production.

Earnings and headline earnings per share are down from 17.65 cents per share in the previous year, to 11.56 cents per share during the period under review.

Dividends

No dividends have been declared or paid in either of the periods under review or since year-end. Acquisition opportunities, the successful development of the mine and achievement of full commercial production, the market for coloured gemstones and the level of profitability will determine whether a dividend declaration will be made in the next financial year.

Thank you

An annual report of this nature requires the input and dedication of a number of key people. My thanks go to my finance teams both in South Africa (Vicky Kaefer – Financial manager and Margaret Shores – Group accountant) and Tanzania (Antony Bullen – Financial manager), and Joanne Herbstein (Corporate affairs and investor relations).

Without your commitment and long hours, this report would not have been possible. I look forward to an exciting year in the company of a dynamic and dedicated team.

Mark Summers

Mark Summers
Group financial director
4 June 2002

approval of the annual financial statements

The annual financial statements for the thirteen month period ended 31 March 2002, which appear on pages 36 to 52, have been approved by the directors of the company on 24 May 2002.

The directors are responsible for the fair presentation to shareholders of the affairs of the company and of the group as set out in the annual financial statements. The directors are responsible for the overall co-ordination of the preparation, presentation and the approval of the annual financial statements. Responsibility for the initial preparation of these statements was delegated to the officers of the company and the group. The auditors are responsible for auditing and reporting on the financial statements in the course of executing their statutory duties. The financial statements have been prepared on a going concern basis, conform with applicable accounting standards and are presented applying consistent accounting policies supported by reasonable and prudent judgments and estimates. In the course of discharging this responsibility, the group maintains accounting and administrative control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with generally accepted business practices and procedures. The accounting policies of the group are set out on pages 39 to 41.

Mike Nunn
Chairman and CEO
4 June 2002

Mark Summers
Group financial director

company secretary's confirmation

For the period ended 31 March 2002

It is confirmed that the company has lodged with the Registrar of Companies all such returns as are required to be lodged by a public company in terms of section 268G (d) of the Companies Act, 1973, as amended, and that all such returns are true, correct and up to date.

It is also confirmed that the company and its subsidiaries have complied with all JSE Securities Exchange South Africa Listings Requirements.

JD Hill & Company
Company secretary
4 June 2002

report of the independent auditors

To the members of African Gem Resources Limited

We have audited the annual financial statements and group annual financial statements of African Gem Resources Limited set out on pages 36 to 52 for the thirteen months ended 31 March 2002. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the group and the company at 31 March 2002 and the results of the operations and cash flows for the thirteen months then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in a manner required by the South African Companies Act.

KPMG Inc.

KPMG Inc.
Registered Accountants and Auditors
85 Empire Road, Parktown
Per CAT Smit
Partner
4 June 2002

directors' report

The directors herewith present their annual report which forms part of the audited financial statements of the company and the group.

Statements of responsibilities

The directors are responsible for the maintenance of adequate accounting records and the preparation and integrity of the annual financial statements and related information. The auditors are responsible for reporting on the fair presentation of the annual financial statements. The financial statements have been prepared in accordance with South African Generally Accepted Accounting Practice and in the manner required by the South African Companies Act, 1973 (as amended).

The directors are also responsible for the company's system of internal financial control. This is designed to provide reasonable, but not absolute, assurance as to the reliability of the financial statements, and to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect misstatement and loss. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the period under review.

Nature of business

The company is principally engaged in investment holding activities. The principal activities of its subsidiaries consist of exploration, mine development and operation, trading, beneficiation and marketing of high value coloured gemstones, specifically tanzanite.

Group results

A detailed review of the group's results is provided in the financial director's review. Attributable profits comprise the aggregate profits/(losses) of the company and other group entities as follows:

	2002 R	2001 R
Company	24 536 774	*6 604 909*
Subsidiaries	(9 572 070)	*14 360 528*
	14 964 704	*20 965 437*

Subsidiaries

Details of financial interests in subsidiary companies are set out in note 2 to the financial statements.

Stock position

Inventory increased from R3 473 149 to R27 055 100 during the period under review. The September 11 terrorist attacks had a direct impact on US consumer spending. As such, demand, and subsequently prices for tanzanite, decreased. AFGEM's trading initiative has shown steady and consistent growth and returns throughout the period, and a decision was taken to invest US$ 2 million of the group's positive cash balance in top quality tanzanite at favourable prices. This additional stock will support supply continuity and strengthen AFGEM's efforts to gain market share in global markets.

Share capital

The authorised and issued share capital of the company is detailed in note 4 to the financial statements. The issued share capital increased by 197 500 shares in terms of special options issued to and exercised by selected employees prior to listing in 2000.

There were no changes in the authorised share capital during the period under review.

Listing

The company's shares were listed in the "Mining Resources – Diamonds" sector of the JSE Securities Exchange South Africa as of 8 August 2000.

Shareholdings

Details of significant shareholdings in the company are provided on page 53.

Share options

The aggregate number of shares, which may be made available for the purposes of the African Gem Resources Limited Share Incentive Scheme, will not exceed 20% of the issued share capital of the company. No options were outstanding at the end of the period.

Directors' interests

The interests of directors and former directors in the issued share capital of the company at the end of the period and at the date of this report are:

Director	2002 Direct interest	2002 Indirect interest	2001 Direct interest	2001 Indirect interest
MJ Nunn	**1 959 997**	**36 455 663**	*1 959 997*	*36 455 663*
M Shein	**–**	**3 839 692**	*–*	*3 839 692*

Directors' remuneration

The aggregate remuneration and benefits paid to directors of the company during the year under review are as follows:

	2002 R	2001 R
Executive directors: for services	**1 910 902**	*1 800 000*
Non-executive directors: for services	**36 000**	*47 500*
	1 946 902	*1 847 500*

Details of the directors' emoluments of the group are set out in notes 10 and 15 to the annual financial statements.

Going concern

The directors are of the opinion that the group will be a going concern in the year ahead. Accordingly, the financial statements are prepared on a going concern basis. Funding of future operations will be provided out of existing cash resources.

Subsequent events

There have been no facts or circumstances of a material nature that have occurred between the accounting date and the date of this report.

Litigation statement

Except as set out below, there are no legal or arbitration proceedings which have had a material effect on the financial position of the group during the thirteen months preceding the date of these annual financial statements. Furthermore, the directors of the company are not aware of any pending or threatened proceedings.

In the previous period it was reported that a law suit had been instituted against AFGEM's subsidiary, MML, by three independent mining associations purportedly acting on behalf of small scale miners, mining on the blocks adjacent to MML's mining property. On 22 August 2001, in a unanimous decision of a full bench of the High Court of Tanzania, the lawsuit was struck off in its entirety with costs, endorsing Tanzania's commitment to the Rule of Law.

In a civil case against AFGEM and others, the plaintiff, one Henry Nyiti, claims personal loss on account of his being "fraudulently" associated with AFGEM during a time of negative publicity for the company. AFGEM's advocates believe that the case is going to take a considerable time before coming before the court and that many of the material issues will have been resolved prior to that time. Management is of the view that given the probabilities of the case being resolved, no provision is necessary.

Capital commitments

The group's accounting policy is to capitalise pre-production expenditure relating to mine development until full commercial production is achieved. Based on the current profile of the group, anticipated expenditure in this regard will amount to approximately US$ 1 million for the next financial period.

Pledge and cession

All rights, title and interest on R5 million, held in a Standard Bank of South Africa Limited ("Standard Bank") call account, has been pledged and ceded to Standard Bank in terms of the Stannic loan agreement referred to in note 7.3, securing the funding for the aircraft. Such pledge and cession secured a preferential interest rate for the company of 3.3% below prime.

Directors and company secretary

The directors and company secretary at the date of this report are as follows:

Executive

MJ Nunn	–	*Chairman and CEO*
IT Harebottle	–	*Operations* (appointed on 1 February 2002)
MR Summers	–	*Financial* (appointed on 12 April 2002)

Non-executive
AR Mpungwe (appointed on 23 August 2002)
CH Boulle
A Bekker
J Coetzee (appointed on 9 April 2002)

Mr DR Cunningham resigned from the board on 26 June 2001. Mr S Mkhize resigned from the board on 8 April 2002 and Mr M Shein resigned from the board on 12 April 2002.

In terms of the company's Articles of Association, one third of the directors retire at the Annual General Meeting but, being eligible, offer themselves for re-election.

Group company secretary
The company secretary is JD Hill and Company.

Registered office
Physical address
93 Bedford Avenue
Benoni, 1501
Postal address
PO Box 492
Benoni, 1501

The annual financial statements and group annual financial statements have been prepared on the historical cost basis and in accordance with South African Statements of Generally Accepted Accounting Practice and in terms of the requirements of the South African Companies Act, 1973 (as amended).

The principal accounting policies, consistently applied, are as follows:

Basis of consolidation

The group financial statements incorporate the assets, liabilities and results of the operations of the group. The results of subsidiaries acquired or disposed of during a financial year are included from the effective dates of acquisition or to the effective dates of disposal, as appropriate. All inter-company transactions have been eliminated.

Foreign operations

The foreign subsidiaries are determined to be integrated foreign operations. Foreign operations are operations of which the activities are an integral part of those of the group. Monetary assets and liabilities of these operations are translated into rands at rates of exchange ruling at the balance sheet date. Non-monetary assets and liabilities have been translated at historical rates. Income and expenditure of foreign operations are translated into rands at the average rate of exchange during the year. Exchange differences arising from the translation of foreign operations are included in the income statement, in the year in which the difference occurs.

Fixed assets and depreciation

Fixed assets are included at historical cost less accumulated depreciation. Historical cost includes all costs directly attributable to bringing the assets to working condition for their intended use.

Depreciation is provided on the straight-line method on the cost of assets, over their estimated useful lives.

Depreciation rates vary between 8.3% and 33.3%, as set out in note 1 to the annual financial statements.

Aircraft

Depreciation is provided for over the estimated life of the aircraft's three major components: the engine, airframe and undercarriage, based on the current usage of the aircraft. The engine and undercarriage are depreciated over the remaining hours prior to a major overhaul being required. The airframe is depreciated over the anticipated life of the airframe, currently 20 years.

Pre-production expenditure

Feasibility, development, exploration and all other costs relating to the development of the mine (other than those associated with the JW Shaft) are capitalised until full commercial production commences. Certain administration costs incurred in the holding company have also been capitalised to pre-production expenditure. When commercial production commences, these costs will be amortised over the life of mine on the unit of production method.

Mining licence and surface buildings

Depreciation is provided on the straight-line method over the period which the licence has been granted.

Research and development

Research and development expenditure is capitalised and written off over the period in which related future economic benefits will be recognised. These costs are recognised only to the extent that they do not exceed the amount, net of anticipated related expenses, that is probably recoverable from related future economic benefits.

Impairment of assets

The carrying amounts of the company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that assets may be impaired, their recoverable amount is estimated. The recoverable amount is the higher of its net selling price and its value in use. An impairment loss is recognised in the income statement whenever the carrying value of the asset exceeds the recoverable amount.

Foreign currency transactions

Transactions denominated in foreign currencies are translated at the rates of exchange ruling at the transaction date. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange ruling at the balance sheet date.

Any foreign exchange gains or losses are dealt with in the income statement in the year in which they arise.

Inventories

Inventories are carried at the lower of cost and net realisable value. Raw materials, consumable stores and packaging materials are based on average weighted purchased prices.

Finished goods costs comprised all costs of purchase, conversion and other costs incurred in bringing the inventory to its present location and condition, and an appropriate allocation of overheads. Net realisable value is the estimated selling price in the ordinary course of business less any costs of completion and disposal.

Where necessary, provision is made for obsolete, slow moving and/or defective stock.

Taxation

Income tax on the profit or loss for the year comprises current and deferred tax.

Current tax comprises tax payable calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the balance sheet date and any adjustment of tax payable in respect of previous years.

Deferred tax is calculated on the comprehensive basis using the balance sheet approach. Deferred tax liabilities or assets are recognised by applying expected tax rates to the temporary differences existing at each balance sheet date between the tax values of assets and liabilities and their carrying amounts. These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled.

Environmental rehabilitation

The group has recorded a provision for environmental liabilities based on management's estimate of these costs. Such estimates are subject to adjustment based on changes in laws and regulations and as additional information becomes available. Estimated future costs will be charged against earnings over the estimated remaining life of mine.

Leased assets

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Assets held under finance leases are recognised as assets of the group at their fair value at the date of acquisition. The corresponding liability to the lessor is disclosed as a finance lease obligation. Finance costs represent the difference between the total leasing commitments and the fair value of the assets acquired. They are charged to the income statement over the term of the relevant lease and at interest rates applicable to the lease on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments. The carrying amount of cash and cash equivalents is stated at cost, which approximates fair value.

Trade receivables

Trade receivables are carried at anticipated realisable value. Estimates are made for doubtful debts based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

Revenue

Revenue comprises the invoiced value of sales in respect of mining and trading operations, excluding non-operating income and value added taxation. Revenue from the sale of goods is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer, costs can be measured reliably and the receipt of the future economical benefits is probable.

balance sheets

Company 2001	Company 2002		Note	Group 2002	Group 2001
–		**ASSETS**			
746 196	**834 436**	**Fixed assets**	1	**80 071 129**	*51 091 195*
64 486 354	**137 142 689**	**Non current assets**		**1 573 639**	*30 375*
–	–	*Deferred taxation*	6	**1 573 639**	*30 375*
64 486 354	**137 142 689**	*Interest in subsidiaries*	2	–	–
58 105 116	**18 126 513**	**Current assets**		**105 593 364**	*103 211 919*
–	–	*Inventory*	3	**27 055 100**	*3 473 149*
76 934	**18 772**	*Accounts receivable*		**11 570 404**	*12 750 853*
58 028 182	**18 107 741**	*Cash and cash equivalents*		**66 967 860**	*86 987 917*
123 337 666	**156 103 638**	**Total assets**		**187 238 132**	*154 333 489*
		EQUITY AND LIABILITIES			
		Capital and reserves			
118 801 945	**143 536 220**	**Ordinary shareholders' interest**		**148 932 023**	*133 769 819*
–	–	**Outside shareholders' interest**	5	–	*3 197 419*
2 110 700	**11 008 291**	**Non current liabilities**		**26 638 246**	*6 025 469*
1 936 949	**10 867 488**	*Deferred taxation*	6	**5 384 630**	*2 183 718*
173 751	**140 803**	*Long term liabilities*	7	**20 653 616**	*3 241 751*
–	–	*Environmental rehabilitation provision*	8	**600 000**	*600 000*
2 425 021	**1 559 127**	**Current liabilities**		**11 667 863**	*11 340 782*
1 381 523	**985 030**	*Accounts payable*		**9 261 592**	*4 439 969*
1 043 498	**574 097**	*Taxation*		**2 406 271**	*6 900 813*
123 337 666	**156 103 638**	**Total equity and liabilities**		**187 238 132**	*154 333 489*

income statements

Company 2001 R	Company 2002 R		Note	Group 2002 R	Group 2001 R
–	–	**Revenue**		**41 305 443**	*41 139 920*
–	–	*Cost of sales*		**(25 514 168)**	*(6 935 478)*
–	–	**Gross profit**		**15 791 275**	*34 204 442*
2 175 000	**2 372 500**	*Management fees received*		–	–
6 200 751	**33 188 461**	*Net foreign exchange gain/(loss)*	10	**16 566 534**	*(646 468)*
47 169	**13 568**	*Other income*		**71 912**	*54 061*
–	–	*Pre–production expenditure capitalised*	9	**(1 867 521)**	*(2 603 564)*
(2 828 068)	**(3 478 700)**	*Operating expenses*		**(18 681 959)**	*(7 831 226)*
5 594 852	**32 095 829**	**Operating income**	10	**11 880 241**	*23 177 245*
3 841 303	**2 989 080**	*Net interest received*	11	**3 294 204**	*4 332 252*
–	–	*Pre–production expenditure capitalised*	9	**1 867 521**	*2 603 564*
9 436 155	**35 084 909**	**Net income before taxation**		**17 041 966**	*30 113 061*
(2 831 246)	**(10 548 134)**	*Taxation*	12	**(5 274 681)**	*(9 029 488)*
6 604 909	**24 536 775**	**Retained income after taxation**		**11 767 285**	*21 083 573*
–	–	*Outside shareholders' deficit/(interest)*		**3 197 419**	*(118 136)*
6 604 909	**24 536 775**	**Retained income attributable to ordinary shareholders**		**14 964 704**	*20 965 437*
		Earnings/Headline earnings per share (cents)	13	**11.56**	*17.65*

statement of changes in equity

	Note	Ordinary share capital R	Share premium R	Retained income R	Total R
Company					
Balance at 1 March 2000		*1 054*	*22 024 068*	*426 360*	*22 451 482*
Ordinary shares issued		*239*	*95 615 761*	–	*95 616 000*
Share issue expenses written off		–	*(5 870 446)*	–	*(5 870 446)*
Retained income for the year		–	–	*6 604 909*	*6 604 909*
Balance at 1 March 2001		*1 293*	*111 769 383*	*7 031 269*	*118 801 945*
Ordinary shares issued and current retained income		*2*	*197 498*	*24 536 775*	*24 734 275*
Balance at the end of the period – 31 March 2002	4	*1 295*	*111 966 881*	*31 568 044*	*143 536 220*
Group					
Balance at 1 March 2000		*1 054*	*22 024 068*	*1 033 706*	*23 058 828*
Ordinary shares issued		*239*	*95 615 761*	–	*95 616 000*
Share issue expenses written off		–	*(5 870 446)*	–	*(5 870 446)*
Retained income for the year		–	–	*20 965 437*	*20 965 437*
Balance at 1 March 2001		*1 293*	*111 769 383*	*21 999 143*	*133 769 819*
Ordinary shares issued and current retained income		*2*	*197 498*	*14 964 704*	*15 162 204*
Balance at the end of the period – 31 March 2002	4	*1 295*	*111 966 881*	*36 963 847*	*148 932 023*

cash flow statements

Company 2001	Company 2002		Note	Group 2002	Group 2001
		Cash flows from operating activities			
(101 439)	**(1 214 243)**	*Cash generated by/ (utilised in) operations*	**14.1**	**5 774 415**	*19 582 797*
3 841 303	**2 989 080**	*Net interest received*		**3 294 204**	*4 332 252*
(33 792)	**(2 086 996)**	*Taxation paid*	**14.2**	**(8 111 575)**	*(368 322)*
3 706 072	**(312 159)**	**Net cash inflow/(outflow) from operating activities**		**957 044**	*23 546 727*
		Cash flows from investing activities			
		Investment to expand operations			
(771 352)	**(304 960)**	*Net additions to fixed assets*	**14.3**	**(37 101 466)**	*(20 477 252)*
(27 254 531)	**(39 467 874)**	*Loans to subsidiaries*		**–**	*–*
(28 025 883)	**(39 772 834)**	**Net cash outflows from investing activities**		**(37 101 466)**	*(20 477 252)*
		Cash flows from financing activities			
173 751	**(32 948)**	*Long-term liability raised/(repaid)*	**14.4**	**15 926 865**	*66 751*
80 745 554	**197 500**	*Proceeds from issue of shares*	**14.5**	**197 500**	*80 745 554*
80 919 305	**164 552**	**Net cash inflows from financing activities**		**16 124 365**	*80 812 305*
		Cash and cash equivalents			
56 599 494	**(39 920 441)**	*Net (decrease)/increase for the period*		**(20 020 057)**	*83 881 780*
1 428 688	**58 028 182**	*At the beginning of the period*		**86 987 917**	*3 106 137*
58 028 182	**18 107 741**	**At end of period**		**66 967 860**	*86 987 917*

	Depreciation rate	Cost		Accumulated depreciation		Carrying value	
	%	R	R	R	R	R	R
		2002	2001	2002	2001	2002	2001
1. Fixed assets							
Company							
Computer equipment	*33.3*	**250 363**	*198 191*	**(120 252)**	*(37 105)*	**130 111**	*161 086*
Furniture and fittings	*16.7*	**206 067**	*152 778*	**(47 897)**	*(12 878)*	**158 170**	*139 900*
Improvements to leased premises	*16.7*	**291 432**	*145 350*	**(47 701)**	*(19 812)*	**243 731**	*125 538*
Motor vehicles – leased	*20*	**46 887**	*46 886*	**(10 940)**	*(781)*	**35 947**	*46 105*
Motor vehicles – owned	*20*	**3 280**	*–*	**(437)**	*–*	**2 843**	*–*
Office equipment – leased	*16.7*	**143 343**	*143 343*	**(27 928)**	*(1 995)*	**115 415**	*141 348*
Office equipment – owned	*16.7*	**80 054**	*31 585*	**(12 327)**	*(1 788)*	**67 727**	*29 797*
Research and development costs capitalised	*20*	**109 556**	*107 889*	**(29 064)**	*(5 467)*	**80 492**	*102 422*
		1 130 982	*826 022*	**(296 546)**	*(79 826)*	**834 436**	*746 196*
Group							
Property, plant and equipment							
Aircraft	*various*	**19 701 218**	*–*	**(1 506 983)**	*–*	**18 194 235**	*–*
Armoury	*25*	**64 522**	*64 515*	**(21 598)**	*(7 618)*	**42 924**	*56 897*
Computer equipment	*33.3*	**463 239**	*357 013*	**(232 156)**	*(80 046)*	**231 083**	*276 967*
Cutting equipment	*25*	**573 424**	*308 341*	**(228 401)**	*(112 739)*	**345 023**	*195 602*
Development		**9 716 671**	*–*	**–**	*–*	**9 716 671**	*–*
Earthmoving equipment	*25*	**1 338 443**	*2 022 443*	**(982 106)**	*(434 385)*	**356 337**	*1 588 058*
Fencing, security, powerlines and water tanks	*8.3*	**1 121 260**	*390 558*	**(231 044)**	*(17 447)*	**890 216**	*373 111*
Furniture and fittings	*16.7*	**483 399**	*350 717*	**(115 434)**	*(35 632)*	**367 965**	*315 085*
Gemmological instruments	*25*	**51 673**	*51 672*	**(38 727)**	*(24 732)*	**12 946**	*26 940*
Improvements to leased premises	*16.7*	**399 475**	*247 163*	**(71 802)**	*(24 453)*	**327 673**	*222 710*
Mining equipment	*25*	**2 731 673**	*2 919 805*	**(967 068)**	*(155 506)*	**1 764 605**	*2 764 299*
Motor vehicles – leased	*33.3*	**46 887**	*46 887*	**(10 940)**	*(781)*	**35 947**	*46 106*
Motor vehicles – owned	*20*	**1 488 764**	*1 273 859*	**(452 042)**	*(172 338)*	**1 036 722**	*1 101 521*
Office equipment – leased	*16.7*	**143 343**	*143 343*	**(27 928)**	*(1 995)*	**115 415**	*141 348*
Office equipment – owned	*16.7*	**167 307**	*95 708*	**(37 560)**	*(14 034)*	**129 747**	*81 674*
Photographic equipment	*33.3*	**1 050**	*1 050*	**(365)**	*(175)*	**685**	*875*
Plant and machinery	*25*	**9 515 736**	*8 642 936*	**(3 154 351)**	*(633 904)*	**6 361 385**	*8 009 032*
Radio equipment	*25*	**240 860**	*205 358*	**(74 434)**	*(27 480)*	**166 426**	*177 878*
Surface buildings	*8.3*	**12 444 780**	*10 685 254*	**(884 922)**	*–*	**11 559 858**	*10 685 254*
Total property, plant and equipment		**60 693 724**	*27 806 622*	**(9 037 861)**	*(1 743 265)*	**51 655 863**	*26 063 357*
Mining licence	*8.3*	**3 020 780**	*3 000 000*	**(303 760)**	*–*	**2 717 020**	*3 000 000*
Pre-production expenditure		**26 117 333**	*21 925 416*	**(499 579)**	*–*	**25 617 754**	*21 925 416*
Research and development costs capitalised	*20*	**109 556**	*107 889*	**(29 064)**	*(5 467)*	**80 492**	*102 422*
Total assets		**89 941 393**	*52 839 927*	**(9 870 264)**	*(1 748 732)*	**80 071 129**	*51 091 195*

	Group 2002 R	Group 2001 R	Company 2002 R	Company 2001 R
Fixed asset reconciliation – net book value				
Balance at the beginning of the period	**51 091 195**	*31 878 552*	**746 196**	*47 038*
Additions (refer note 14.3)	**37 101 466**	*20 477 252*	**304 960**	*771 352*
Disposals	**–**	*(31 600)*	**–**	*–*
Depreciation (refer note 10)	**(8 121 532)**	*(1 233 009)*	**(216 720)**	*(72 194)*
Balance at the end of the period	**80 071 129**	*51 091 195*	**834 436**	*746 196*

2. Interest in subsidiaries

	2002 R	2002 Issued share capital R	2002 Percent holding %	2001 R	2001 Issued share capital R	2001 Percent holding %
Afgem SA (Proprietary) Limited *(incorporated in the Republic of South Africa)*						
Shares at cost	**100**	**100**	**100**	*100*	*100*	*100*
Loan	**27 421 350**			*7 129 704*		
	27 421 450			*7 129 804*		
Merelani Mining Limited *(incorporated in the United Republic of Tanzania)*						
Shares at cost	**288**	**394**	**75**	*288*	*394*	*75*
Loan	**109 721 454**			*57 356 394*		
	109 721 742			*57 356 682*		
Afgem International Limited *(incorporated in the British Virgin Islands)*						
Shares at cost	**635**	**635**	**100**	*635*	*635*	*100*
Loan	**(1 138)**			*(767)*		
	(503)			*(132)*		
Total shares at cost	**1 023**			*1 023*		
Loans	**137 141 666**			*64 485 331*		
	137 142 689			*64 486 354*		

All the above loans are unsecured, interest free and have no fixed terms of repayment.

	Group 2002 R	Group 2001 R	Company 2002 R	Company 2001 R
3. Inventory				
At cost				
Raw materials	**5 814 422**	*76 817*	*–*	**–**
Finished goods	**20 204 991**	*3 074 706*	*–*	**–**
Consumable stores	**1 027 555**	*321 626*	*–*	**–**
Packaging materials	**8 132**	*–*	*–*	**–**
	27 055 100	*3 473 149*	*–*	**–**

	Group		Company	
	2002	2001	2002	2001
	R	R	R	R
4. Share capital				
Authorised				
250 000 000 (2001: 250 000 000) ordinary shares of 0.001 cents each	**2 500**	*2 500*	**2 500**	*2 500*
Issued				
129 519 182 (2001: 129 321 682) ordinary shares of 0.001 cents each	**1 295**	*1 293*	**1 295**	*1 293*
5. Outside shareholders' interest				
Balance at the beginning of the period	**3 197 419**	*3 079 283*	**–**	*–*
(Loss)/earnings attributable to outside shareholders	**(3 197 419)**	*118 136*	**–**	*–*
Balance at the end of the period	**–**	*3 197 419*	**–**	*–*
6. Deferred taxation				
– Liability: Merelani Mining Limited	**–**	*246 769*	**–**	*–*
– Liability: Afgem International Limited	**40 601**	*–*	**–**	*–*
– Liability: African Gem Resources Limited	**5 344 029**	*1 936 949*	**10 867 488**	*1 936 949*
	5 384 630	*2 183 718*	**10 867 488**	*1 936 949*
– Asset: Afgem SA (Proprietary) Limited	**525 023**	*30 375*	**–**	*–*
– Asset: Plain Gain Aviation (Proprietary) Limited	**510 864**	*–*	**–**	*–*
– Asset: African Gem Resources Limited	**537 752**	*–*	**–**	*–*
	1 573 639	*30 375*	**–**	*–*
7. Long-term liabilities				
7.1 African Development Bank and the Eastern and Southern African Trade and Development Bank	**4 553 000**	*3 835 000*	**–**	*–*
Less: Current portion transferred to accounts payable	**(1 138 250)**	*(767 000)*	**–**	*–*
	3 414 750	*3 068 000*	**–**	*–*

The loans are dollar-denominated and are payable to the above financial institutions pursuant to an agreement of sale between the financial institutions and the company's subsidiary, Merelani Mining Limited and will be settled out of the annual gross profit, defined in the agreement, at 5% per annum for five years subject to a minimum payment of US$ 100 000 per annum. In accordance with the agreement, 2 250 000 ordinary shares were issued at 400 cents per share at the time of listing to settle R9 000 000 of the outstanding liability.

7. Long-term liabilities (continued)

7.1 African Development Bank; Eastern and Southern African Trade and Development Bank (continued)

The loans are guaranteed by African Gem Resources Limited. Interest at 15% per annum will only be charged on the loans should the repayment terms not be met. The loans are unsecured.

	Group		Company	
	2002	2001	2002	2001
	R	R	R	R
7.2 Stannic installment sale agreements	180 631	*217 189*	180 631	*217 189*
Less: Current portion transferred to accounts payable	(39 828)	*(43 438)*	(39 828)	*(43 438)*
	140 803	*173 751*	140 803	*173 751*
Installment sale agreement liabilities are secured over certain property, plant and equipment assets with a book value of R151 362 (2001: R187 454), bear interest at varying rates and are repayable over a period of five years to 2006.				
7.3 Stannic loan agreement	18 587 806	–	–	–
Less: Current portion transferred to accounts payable	(1 489 743)	–	–	–
	17 098 063	–	–	–
The loan agreement liability is secured over an aircraft with a book value of R18 194 235, bearing interest at the prime overdraft rate less 3,3% and is repayable over a period of five years to 2006.				
	20 653 616	*3 241 751*	140 803	*173 751*
8. Environmental rehabilitation provision				
Estimated liability on closure	1 000 000	*1 000 000*	–	–
Provision to date	600 000	*600 000*	–	–
An Environmental Impact Assessment was conducted during the 2001 financial year and a management plan based on the findings was generated. The resultant plan had not been costed at the date of this report.				
9. Pre-production expenditure				
Head office expenses capitalised				
Advertising and promotions	147 046	*116 206*	–	–
General expenses	100 108	*239 237*	–	–
Consulting and professional fees	159 824	*162 252*	–	–
Directors' remuneration	382 500	*1 092 500*	–	–
Entertainment and travel	442 455	*392 761*	–	–
Staff costs	635 588	*600 608*	–	–
	1 867 521	*2 603 564*	–	–

	Group		Company	
	2002	2001	2002	2001
	R	R	R	R
10. Operating income				
Operating income is arrived at after taking into account:				
Auditors' remuneration	**583 887**	*688 429*	**280 360**	*502 475*
– fees	**368 763**	*234 120*	**127 500**	*135 616*
– under provision prior year	**150 000**	*401 909*	**150 000**	*366 859*
– expenses	**65 124**	*52 400*	**2 860**	*–*
Depreciation of fixed assets	**8 121 532**	*1 233 009*	**216 720**	*72 194*
Net foreign exchange gain/(loss)	**16 566 534**	*(646 468)*	**33 188 461**	*6 200 751*
Profit on foreign exchange – unrealised	**37 768 641**	*7 348 771*	**33 188 461**	*7 348 771*
Profit on foreign exchange – realised	**–**	*13 533*	**–**	*–*
Loss on foreign exchange – unrealised	**–**	*(1 425 898)*	**–**	*(1 148 020)*
Loss on translation of foreign subsidiaries	**(21 202 107)**	*(6 582 874)*	**–**	*–*
Directors' emoluments	**1 946 902**	*1 847 500*	**1 946 902**	*1 847 500*
Directors' emoluments – company directors (note 15)	**1 910 902**	*1 800 000*	**1 910 902**	*1 800 000*
Directors' emoluments – subsidiary company directors	**2 275 942**	*2 345 668*	**–**	*–*
Total directors' emoluments	**4 186 844**	*4 145 668*	**1 910 902**	*1 800 00*
Less: paid by subsidiary companies	**(2 275 942)**	*(2 345 668)*	**–**	*–*
Executive services (note 15)	**1 910 902**	*1 800 000*	**1 910 902**	*1 800 00*
Non-executive services (note 15)	**36 000**	*47 500*	**36 000**	*47 500*
Loss on disposal of fixed assets	**–**	*31 600*	**–**	*–*
11. Net interest received				
Interest paid to third parties	**(1 870 696)**	*(30 271)*	**(29 348)**	*(24 521)*
Interest received from third parties	**5 164 900**	*4 362 523*	**3 018 428**	*3 865 824*
	3 294 204	*4 332 252*	**2 989 080**	*3 841 303*
12. Taxation				
– current	**3 617 033**	*6 900 813*	**1 617 595**	*1 043 498*
– deferred taxation	**1 657 648**	*2 128 675*	**8 930 539**	*1 787 748*
	5 274 681	*9 029 488*	**10 548 134**	*2 831 246*
Reconciliation of tax rate				
Current year's charge as a percentage of net income before taxation	**30.95**	*29.99*	**30.06**	*30.00*
Income not subject to taxation	**–**	*0.02*	**–**	*–*
Disallowed expenditure	**(0.95)**	*(0.01)*	**(0.06)**	*–*
Standard tax rate	**30.00**	*30.00*	**30.00**	*30.00*

13. Earnings/Headline earnings per share

Earnings per share is based on earnings attributable to ordinary shareholders of R14 964 704 (2001: R20 965 437) and a weighted average of 129 427 414 (2001: 118 777 726) shares in issue during the year. No adjustments need to be made to calculate headline earnings per share.

	Group		Company	
	2002	2001	2002	2001
	R	R	R	R
14. Notes to the cash flow statements				
14.1 Cash generated by/(utilised in) operations				
Operating income per income statement	**11 880 241**	*23 177 245*	**32 095 829**	*5 594 852*
Adjustments for:				
Net foreign exchange profit - unrealised	**(37 768 641)**	*(5 922 873)*	**(33 188 461)**	*(6 200 751)*
Loss on disposal of fixed assets	**–**	*31 600*	**–**	*–*
Pre-production expenditure capitalised	**1 867 521**	*2 603 564*	**–**	*–*
Depreciation (refer note 10)	**8 121 532**	*1 233 009*	**216 720**	*72 194*
Loss on translation of foreign subsidiaries	**21 202 107**	*6 582 874*	**–**	*–*
Operating income/(loss) before working capital changes	**5 302 760**	*27 705 419*	**(875 912)**	*(533 705)*
Inventories	**(23 581 951)**	*2 406 371*	**–**	*–*
Accounts receivable	**1 180 449**	*(9 800 435)*	**58 162**	*66 211*
Accounts payable	**4 821 623**	*(68 558)*	**(396 493)**	*366 055*
Net foreign exchange gains and translation differences	**18 051 534**	*(660 000)*	**–**	*–*
	5 774 415	*19 582 797*	**(1 214 243)**	*(101 439)*
14.2 Taxation paid				
Amount outstanding at the beginning of the period	**6 900 813**	*368 322*	**1 043 498**	*33 792*
Current taxation charge (refer note 12)	**3 617 033**	*6 900 813*	**1 617 595**	*1 043 498*
Amount outstanding at the end of the period	**(2 406 271)**	*(6 900 813)*	**(574 097)**	*(1 043 498)*
Amount paid during the period	**8 111 575**	*368 322*	**2 086 996**	*33 792*
***14.3 Cost of assets acquired** (refer note 1)*	**37 101 466**	*20 477 252*	**304 960**	*771 352*
14.4 Long term liabilities raised/(repaid)				
Balance at beginning of period	**3 241 751**	*12 175 000*	**173 751**	*–*
Shares issued to settle loan	**–**	*(9 000 000)*	**–**	*–*
	3 241 751	*3 175 000*	**173 751**	*–*
Unrealised exchange loss	**1 485 000**	*–*	**–**	*–*
Balance at end of year	**20 653 616**	*3 241 751*	**140 803**	*173 751*
Amount raised/(repaid)	**15 926 865**	*66 751*	**(32 948)**	*173 751*
14.5 Proceeds from issue of shares				
Ordinary shares issued	**197 500**	*95 616 000*	**197 500**	*95 616 000*
Share issue expenses written off	**–**	*(5 870 446)*	**–**	*(5 870 446)*
	197 500	*89 745 554*	**197 500**	*89 745 554*
Less: Shares issued in terms of the redemption of the loan payable (refer note 7.1)	**–**	*(9 000 000)*	**–**	*(9 000 000)*
	197 500	*80 745 554*	**197 500**	*80 745 554*

	Company		Company	
	2002	2002	2001	2001
	R	R	R	R
15. Directors' emoluments				
	Remuneration	Fees	Remuneration	Fees
MJ Nunn	1 260 000	–	*1 080 000*	–
M Shein	457 500	–	*720 000*	–
IT Harebottle	193 402	–	–	–
CH Boulle	–	36 000	–	*17 500*
DR Cunningham	–	–	–	*30 000*
	1 910 902	36 000	*1 800 000*	*47 500*

	Group		Company	
	2002	2001	2002	2001
	R	R	R	R
16. Related parties				
The following related party transactions occurred during the period				
Sales:				
– Merelani Mining Limited to Afgem SA (Proprietary) Limited	13 624 237	*8 110 278*	–	–
Travel				
– Afgem SA (Proprietary) Limited to Merelani Mining Limited	1 223 307	–	–	–

17. Risk management activities

In the normal course of its operations, the group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the group has developed a comprehensive risk management process to facilitate control and monitoring of these risks. General corporate hedging unrelated to any specific project is not undertaken. The group also does not issue or acquire derivative instruments for trading purposes.

17.1 Concentration of credit risk

The group's financial instruments do not represent a concentration of credit risk as the group deals with a number of major banks. Debtors are regularly monitored and assessed and where necessary, an adequate level of provision is maintained.

17.2 Foreign currency and commodity price risk

In the normal course of business, the group enters into transactions primarily for the sale of its gemstones, denominated in US dollars. In addition, the group has investments and liabilities in a number of different currencies. As a result, the group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.

The group does not currently hedge its exposure for foreign currency exchange rates.

17.3 Interest rate and liquidity risk

The group is not exposed to significant interest rate risks as interest bearing borrowings and investments are mainly of a short to medium term nature. Liquidity risk is actively managed through cash flow projections. At present, no liquidity risk is foreseen.

17.4 Fair value of financial instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The fair values of the group's and company's financial assets and liabilities as at 31 March 2002 are as disclosed in the balance sheets.

African Gem Resources Limited is listed under the abbreviated name AFGEM in the "Mining Resources -Diamonds" sector of the JSE Securities Exchange South Africa ("JSE") (code: AFG and ISIN code: ZAE000025540).

Shareholders' diary

Financial year end	*31 March 2002*
Annual results release	*12 June 2002*
Annual general meeting	*26 July 2002*
Interim report release	*November 2002*

Analysis of ordinary shareholders as at 31 March 2002

Size of holding	No of shareholders	% of total	No of shares	% of total
1 - 1000	155	29.13	78 840	0.06
1001 - 10 000	228	42.86	1 006 519	0.78
10 001 - 100 000	100	18.80	3 138 246	2.42
100 001 - 1 000 000	31	5.83	11 981 132	9.25
1 000 001 +	18	3.38	113 314 445	87.49
	532	**100.00**	**129 519 182**	**100.00**

10 largest shareholders as at 31 March 2002

According to the register of members, the following are the 10 largest shareholders of AFGEM:

	No of shares	% of total
Michael Nunn Family Trust	36 436 923	28.13
Industrial Development Corporation of South Africa Limited	29 451 851	22.74
Broker proprietary	7 834 200	6.05
RMBAM account number 3	7 500 000	5.79
Blue Sky Investments	5 000 000	3.86
Trafalgar Securities Limited	3 367 008	2.60
Mcubed Aggressive Small Cap Growth	3 277 300	2.53
K & M Trust	2 484 544	1.92
The Madison Trust	2 296 296	1.77
Ellerine Bros (Pty) Ltd	2 296 296	1.77
	99 944 418	77.16

Shareholder spread as at 31 March 2002

Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:

	No of shares	% of total	No of shareholders	% of total
Public shareholders	68 917 837	53.21	525	98.68
Non public shareholders	60 601 345	46.79	7	1.32
	129 519 182	100.00	532	100.00

Directors' interests as at 31 March 2002

	2002	2001
Held directly	**1 959 997**	1 959 997
Held through trusts and related investment companies	**41 302 152**	41 302 152
	43 262 149	43 262 149

Strate

The JSE has implemented an electronic systems called STRATE (acronym for Share Transactions Totally Electronic), which allows all share transactions to be settled electronically. The implementation of STRATE means that all shareholders will have to dematerialise paper share certificates in order to trade their AFGEM shares.

Shareholders are reminded that the insurance fund established by STRATE to settle disputes will fall away in August 2002. Shareholders are therefore encouraged to dematerialise their shares as soon as possible.

American Depository Receipts ("ADR") Programme

AFGEM has effected a Level 1 ADR Programme through the Bank of New York, allowing American investors a convenient and cost-effective method of investing in AFGEM. The ADRs are traded over the counter, at an underlying share ratio of 1:1. The CUSIP number identifying the ADRs is 008283103.

stock exchange performance

	March 2002	February 2001
Ordinary shares in issue	**129 519 182**	*129 321 682*
Net asset value per share (cents)	**115**	*113*
Number of shares traded	**10 809 029**	*4 066 300*
Value of shares traded (rand)	**15 010 556**	*9 685 753*
Percentage of issued shares traded	**8.35%**	*3.14%*
Market prices per share		
– year end (cents)	**110**	*200*
– highest (cents)	**205**	*400*
– lowest (cents)	**94**	*150*
– average (cents)	**139**	*238*
Earnings yield	**11.82%**	*8.83%*
Price earning ratio	**8.46**	*11.33*
Total market capitalisation (rand)	**142 471 100**	*258 643 364*

Currency of financial statements

The financial statements are expressed in South African rand.

The exchange rates used in the annual financial statements were as follows:

	March 2002	February 2001
Exchange rate at year end	**11.38**	*7.67*
Average exchange rate for the period/year	**9.54**	*7.01*

glossary

Gross margin – *Gross profit as a percentage of revenue*

Profit margin – *Income attributable to ordinary shareholders as a percentage of revenue*

Net asset turn – *Revenue divided by average net assets*

Current ratio – *Current assets divided by current liabilities*

Net asset value per share – *Interest of ordinary shareholders divided by the weighted average number of shares in issue*

Net assets – *total assets less non-interest bearing liabilities, payables and provisions*

Total assets – *Fixed assets, non-current assets and current assets*

Return on net assets and total assets – *Profit before interest paid and taxation (but including income from investments) expressed as a percentage of average net or average total assets*

Return on ordinary shareholders' funds – *Net profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' funds*

Effective rate of taxation – *Taxation expressed as a percentage of profit before taxation*

Total liabilities – *Current liabilities and long-term liabilities. Deferred taxation is excluded*

Total borrowings – *Total liabilities less non interest bearing liabilities, payables and provisions*

notice to members of African Gem Resources Limited

Notice is hereby given that the Second Annual General Meeting of members of the above Company will be held in the Boardroom at the Industrial Development Corporation, 19 Fredman Drive, Sandown on Friday, 26 July 2002 at 09h00 for the following purposes:

Ordinary business

1. *To receive, consider and approve the audited annual financial statements for the thirteen months ended 31 March 2002, including the Directors' Report and the report of the Auditors thereon*
2. *To re-elect directors in accordance with the Company's Articles of Association. The following directors (one third of the Company's directors retire in terms of the Company's Articles of Association) make themselves available for re-election:*
   MJ Nunn
   A Bekker
   CH Boulle
3. *To re-appoint KPMG as the auditors for the forthcoming year and to confirm their remuneration for the thirteen months ended 31 March 2002.*
4. *To confirm the remuneration of the directors as reflected in the annual financial statements.*
5. *To place the unissued ordinary shares under the control of the directors who shall be authorised to allot and issue these shares on such terms and conditions and at such times as they deem fit, subject to the provisions of Section 221 and Section 222 of the Companies Act, 1973 (Act 61 of 1973), as amended, the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") ("Listings Requirements"), and the provision of the African Gem Resources Limited Share Incentive Trust.*
6. *To grant the directors the authority, until the next annual general meeting, which period may not exceed 15 months, to allot and issue ordinary shares for cash from time to time and on such terms and conditions as are suitable in the circumstances. The Listings Requirements of the JSE state that such issues of shares for cash may only be undertaken subject to the following:*
   - *the shares must be of a class already in issue;*
   - *the shares must be issued to public shareholders (as defined in the Listings Requirements) and not to related parties;*
   - *general issues of shares for cash in the aggregate in any one financial year may not exceed 15% by number of the company's issued ordinary share capital;*
   - *the maximum discount at which the shares may be issued is 10% of the weighted average traded price of the shares over the 30 business days prior to the date that the price of the issue is determined; and*
   - *this resolution being approved by a majority of 75% of the votes of shareholders present, in person or by proxy.*
7. *To consider and, if deemed fit, to pass, with or without modification, the following special resolution:*

Special Resolution Number One

"Resolved that the Company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, 1973 (Act 61 of 1973), as amended, ("the Act"), the acquisition by the Company or a subsidiary of the Company from time to time of the issued shares of the Company or issued shares from time to time of its holding Company, upon such terms and conditions and in such amounts as the directors of the Company may from time to time decide, but subject to the provisions of the Act and the Listings Requirements from time to time of the JSE Securities Exchange South Africa ("JSE")("Listings Requirements"), which general approval shall lapse unless it is renewed at the aforementioned Annual General Meeting, provided that it shall not extend beyond 15 months of the date of registration of this special resolution number 1, it being recorded that the Listing Requirements currently require, inter alia, that the Company may make a general repurchase of securities only if:

i. *the repurchase of securities is implemented on the JSE "open market";*
ii. *the Company is authorised thereto by its articles;*

iii. the Company is authorised by shareholders in terms of a special resolution of the Company, in general meeting, which authority shall only be valid until the next Annual General Meeting, provided it shall not extend beyond 15 months from the date of resolution;

iv. the general repurchase is limited to a maximum of 20% of the Company's issued share capital of that class in any one financial year;

v. repurchases must not be made at a price more than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date upon which the repurchase was agreed; and

vi. an announcement containing full details of such acquisition will be published as soon as the Company has acquired shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the acquisition and for each 3% in aggregate of the initial number of that class acquired thereafter."

General authority to permit the Company to acquire its own shares

As at the date of this notice, the board of directors of the Company ("the board") has no definite intention of effecting a buy back or a buy in. It is, however, proposed, and the board believes it to be in the best interests of the Company, that the Company's ordinary shareholders pass a special resolution granting the Company and/or a subsidiary of the Company a general authority to acquire shares in the Company by means of a buy back or a buy in, as the case may be. Such general authority will provide the directors with flexibility, subject to the requirements of the Act and the JSE, to effect a buy back or a buy in should it be in the interest of the Company to do so at any time while the general authority subsists. The general authority will be subject to the Listings Requirements of the JSE specified in Special Resolution Number One above.

The board has agreed that the general authority will be utilised in accordance with the Act and the applicable provisions of the Listing Requirements of the JSE so that after the acquisition of such shares:

i. the Company and its subsidiaries will be able to pay its debts as they become due in the ordinary course of the business;

ii. the consolidated assets of the Company and its subsidiaries, fairly valued in accordance with Generally Accepted Accounting Practice, will exceed the consolidated liabilities of the Company and its subsidiaries;

iii. the issued share capital of the Company and its subsidiaries will be adequate for the purpose of the business of the Company and of its subsidiaries for the foreseeable future; and

iv. the working capital available to the Company and its subsidiaries will be sufficient for the Company and its subsidiaries' requirements for the foreseeable future.

A copy of the Company's latest annual financial statements and a profit forecast for the next twelve months must be made available to the Listings Committee of the JSE ("the listings committee") at the time of the buy back or buy in, as the case may be. Where more than nine months have elapsed since the end of the financial year to which the last published annual financial statements relate, an interim report reviewed by the auditors, as well as a forecast for the next twelve months, must be made available to the listings committee.

By order of the board

J D Hill & Company

Note: A member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote and speak in his stead. Such proxy (or proxies) need not be a member. Proxy forms should be deposited at the registered office of the meeting not less than forty eight hours before the time for the holding of the meeting.

proxy form

African Gem Resources Limited
Incorporated in the Republic of South Africa
Registration No. 1998/007292/06
ISIN: ZAE000025540 Share code: AFG

I/We ____

of ____

being a member of African Gem Resources Limited, hereby appoint ____

1. ____ *of*

2. ____ *or failing him / her*

of ____ *or failing him / her*

3. The Chairman of the Annual General Meeting.
as my / our proxy to vote for me / us on my / our behalf at the Annual General Meeting of the Company to be held at the Industrial Development Corporation, 19 Fredman Drive, Sandton, 09h00 on Friday, 26 July 2002, and at any adjournment thereof as follows:

	FOR	*AGAINST*	*ABSTAIN*
RESOLUTION NUMBER 1 to approve the audited annual financial statements for the thirteen months ended 31 March 2002.			
RESOLUTION NUMBER 2 to re-elect the following directors: *Michael John Nunn* *Andre Bekker* *Christopher Hardy Boulle*			
RESOLUTION NUMBER 3 to re-appoint KPMG as the auditors for the forthcoming year.			
RESOLUTION NUMBER 4 to confirm the auditors' remuneration for the thirteen months ended 31 March 2002.			
RESOLUTION NUMBER 5 to confirm the directors' remuneration for the thirteen months ended 31 March 2002.			
RESOLUTION NUMBER 6 to place the authorised and unissued shares under the control of the directors until the next Annual General Meeting.			
RESOLUTION NUMBER 7 to give general authority to the directors to issue shares for cash.			
SPECIAL RESOLUTION NUMBER 1 to grant a general authority to African Gem Resources Limited and/or a subsidiary of the Company to acquire shares in the Company by means of a buy back or a buy in, as the case may be.			

(Indicate instruction to proxy by way of a cross in space provided above)
Unless otherwise instructed, my proxy may vote as he/she thinks fit.

Signed at ______________________ *on* ______________________ *2002*

Signature ____

Notes to proxy

1. *A form of proxy is only to be completed by those shareholders who are:*
   - *holding shares in certified form; or*
   - *recorded on sub-register electronic form in "own name".*

2. *All other beneficial owners who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker and wish to attend the Annual General Meeting, must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.*

3. *A member is entitled to appoint one or more proxies (none of whom need be a member of the Company) to attend, speak and vote in the place of that member at the Annual General Meeting. A member may therefore insert the name of a proxy or the names of two alternative proxies of the member's choice in the space provided, with or without deleting "the chairman of the Company, or failing him, the chairman of the Annual General Meeting". The person whose name stands first on the proxy form and who is present at the Annual General Meeting will be entitled to act as proxy to the exclusion of those whose names follow.*

4. *A member's instructions to the proxy must be indicated by the insertion of an "X" in the appropriate box provided. Failure to comply with the above will be deemed to authorise the chairman of the Annual General Meeting, if he is the authorised proxy, to vote in favour of the resolutions at the Annual General Meeting, or any other proxy to vote or abstain from voting at the Annual General Meeting as he deems fit, in respect of the member's total holding.*

5. *The completion and lodging of this form of proxy will not preclude the relevant member from attending the Annual General Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.*

6. *Every member present in person or by proxy and entitled to vote shall, on a show of hands, have only one vote and, upon a poll, every member shall have one vote for every ordinary share held.*

7. *In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders for which purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.*

8. *Forms of proxy and the authority (if any) under which they are signed must be lodged at or posted to the registered office of the Company or the transfer secretaries, Computershare Investor Services Limited to be received not later than 09h00 on Monday, 22 July 2002.*

corporate information

African Gem Resources Limited
Registration number: 1998/007292/06
Share code: AFG
ISIN code: ZAE000025540
CUSIP code (Level 1 ADR programme): 008283103

Company secretary and registered office
JD Hill & Company,
93 Bedford Avenue
Benoni, 1501
Tel: (+27 11) 421 7146
Fax: (+27 11) 422 1442

Sponsor
HSBC Investment Services (Africa) (Pty) Limited

Attorneys
HR Levin Attorneys, Notaries and Conveyancers

Auditors
KPMG Inc. Chartered Accountants (SA)

Bankers
Nedcor Bank Limited
ABSA Bank Limited

Transfer secretaries
Computershare Investor Services Limited
2nd Floor, Edura House
41 Fox Street, Johannesburg, 2001
PO Box 61051
Marshalltown
2107
Tel: (+27 11) 370 7700
Fax: (+27 11) 688 7721

Contact details
Comments and questions about AFGEM are welcome and should be directed to:
Joanne Herbstein
Corporate affairs and investor relations
Tel: (+27 11) 214 1000
Fax: (+27 11) 214 1010
joanne@africangem.com

Visit us online:
www.africangem.com